Chemspec International Limited Files 2009 Annual Report on Form 20-F

Shanghai, China (June 18, 2010) --- Chemspec International Limited (NYSE: CPC) (“Chemspec” or the “Company”), a leading China-based contract manufacturer of highly-engineered specialty chemicals, today announced that it filed its annual report on Form 20-F for the year ended December 31, 2009 with the Securities and Exchange Commission on June 17, 2010. The annual report can be accessed on Chemspec's website at http://www.chemspec.com.cn under the investor relations section. The annual report is also available on the website of the U.S. Securities and Exchange Commission at http://www.sec.gov. Chemspec will provide a hard copy of its annual report on Form 20-F containing complete audited financial statements for the year ended December 31, 2009, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to Chemspec International Ltd., No.200, Wu Wei Road, Shanghai 200331, People's Republic of China.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Chemspec's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended from time to time. Chemspec does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Chemspec

Chemspec is a leading China-based contract manufacturer of highly engineered specialty chemicals and the largest manufacturer of fluorinated specialty chemicals in China based on sales. In manufacturing specialty chemicals, Chemspec also provides process design and process development services, which enable efficient and rapid production of specialty chemicals that are incorporated into the products of Chemspec's end users. Chemspec's customers and end users include electronics, pharmaceutical and agrochemical companies. For more information, please visit http://www.chemspec.com.cn .

For further information, please contact:

Chemspec International Ltd. In Shanghai Carol Fang Tel: 86-21-63638108 Email: ir@chemspec.com.cn

Christensen In New York Kathy Li

Tel: +1-212-618-1978 Email: kli@christensenir.com

In Hong Kong Tip Fleming Tel: +852-9212-0684

Email: tfleming@christensenir.com